May 5, 2005

Mr. David Wall
Chief Financial Officer
Altra Industrial Motion, Inc.
14 Hayward Street
Quincy, MA  02171


Re: Altra Industrial Motion, Inc.
 Anticipated Registration Statement on Form S-4

Dear Mr. Wall:

 In your letter dated April 15, 2005, you request that we
waive
the presentation of selected financial data for Altra Industrial
Motion Inc. as of and for the year ended December 31, 2000, the
fifth
fiscal year required to be presented pursuant to Item 301 of
Regulation S-K, in a Form S-4 registration statement to be filed
by
Altra under the Securities Act of 1933.  You cite a number of
unique
facts related to the predecessor to which the calendar year 2000
reporting period relates and your inability to obtain such data.
In
a letter dated May 4, 2005, you proposed disclosure that you
intend
to include in a registration statement on Form S-4 explaining why
you
are unable to present selected financial data as of and for the
year
ended December 31, 2000.


 On the basis of the unique facts outlined in your April 15,
2005
letter, we will not object to the exclusion of calendar year 2000
selected financial data in registration statements filed by Altra
under the Securities Act of 1933 provided you make the disclosure
included in your letter dated May 4, 2005 and such disclosure is
presented in an appropriate context such that readers understand
the
relationship between Colfax Corporation, Colfax PT, and Altra.

        This position is based solely on the information included in
your April 15, 2005 and May 4, 2005 letters.  New or different
facts
could warrant a different conclusion.  If you have any questions
concerning this letter, please call me.  Our office is moving on
May
6, 2005.  On or prior to May 6, 2005, you can reach me at
202.942.2874.  After May 6, 2005, you can reach me at
202.551.3416.

Sincerely,

Todd E. Hardiman
Associate Chief Accountant
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